UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

ATLAS LITHIUM CORPORATION
(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

105861207

(CUSIP Number)

Marc Fogassa

433 North Camden Drive, Suite 810

Beverly Hills, CA 90210

(833) 661-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 105861207	Schedule 13D

1.	Names of Reporting Persons Marc Fogassa
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,358,415(1)
	8.	Shared Voting Power 105,608(2)
	9.	Sole Dispositive Power 4,358,415(1)
	10.	Shared Dispositive Power 105,608(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,358,415(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.69%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This number is comprised of : (i) one (1) share Common Stock which shall be issued upon the conversion of the Series A Convertible Preferred Stock; (ii) 151,141 shares of Common Stock which shall be issued upon the exercise of the Common Stock options; and (iii) 75,000 shares of Series D Convertible Preferred Stock Options which may be converted into Series D Convertible Preferred Stock, which Series D Convertible Stock may be converted into 999,999 shares of Common Stock.

(2)	Mr. Fogassa may be considered to have shared voting and dispositive power with respect to the Common Stock held by (i) Lancaster Brazil Fund LP; (ii) Lancaster Gestora de Recursos Ltda; and (iii) Sainte Valiere, LLC.

(3)	Based on 9,976,600 Common Shares outstanding as of May 30, 2023, and assuming the conversion of all shares held into Common Shares, in accordance with Rule 13d-3 of the Act.

EXPLANATORY NOTE

This Amendment No.2 (“Amendment No. 2”) to Schedule 13D is filed by Marc Fogassa (the “Reporting Person”) with respect to shares of common stock (“Common Stock”), originally reported by the Reporting Person on Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on July 1, 2022, and subsequently amended on May 26, 2023 (collectively, the “Original Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule 13D

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the grant of 2,500 shares of Series D Convertible Preferred Stock Options (“Series D Preferred Options”) on June 1, 2023, which, at the option of the Reporting Holder, are immediately convertible into 2, 500 shares of Series D Convertible Preferred Stock (such shares the “Series D Shares”) of Atlas Lithium Corporation (the “Issuer” or the “Company”). Such Series D Shares at the option of the Reporting Holder, are immediately convertible into 33,333 shares of common stock, par value $0.001 per share (the “Common Stock”), of the Company. The principal executive offices of the Issuer are located at Rua Bahia, 2463 – Suite 205, Belo Horizonte, Minas Gerais 30.160-012, Brazil.

Item 5. Interest in Securities of the Issuer

(a)	On June 1, 2023, Reporting Person received a grant of 2,500 shares of Series D Preferred Options which, upon exercise, convert onto the Series D Shares, which in turn convert into 33,333 shares of Common Stock.

(b)	There have been no other transactions effected by the Reporting Person in the shares of Common Stock of the Issuer during the preceding 60 days other than as disclosed in Amendment No.1 to the Original Schedule 13D filed with the SEC on March 26, 2023.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 12, 2023

/s/ Marc Fogassa
Marc Fogassa